UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 15, 2004 (July 2, 2004)

Behringer Harvard Short-Term Opportunity
Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**333-100125**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

1323 North Stemmons Freeway, Suite 212, Dallas, Texas
75207

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Short-Term Opportunity Fund I LP (the "Partnership") hereby amends its Current Report on Form 8-K dated July 16, 2004 to provide the required financial statements relating to the acquisition by the Partnership of the Quorum Property, located in Addison, Texas, as described in such Current Report.

After reasonable inquiry, the Partnership is not aware of any material factors relating to the Quorum Property that would cause the reported financial information not to be necessarily indicative of future operating results.

Item 9.01   **Financial Statements and Exhibits**

Page

(a)   Financial Statements of Businesses Acquired.

Report of Independent Auditors...3

Statement of Revenues and Certain Expenses for the year ended December 31, 2003 and the six month periods ended June 30, 2004 and 2003 4

Notes to the Statement of Revenues and Certain Expenses 5

(b)   Pro Forma Financial Information.

Unaudited Pro Forma Consolidated Financial Information...7

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2004…………………………………………………………… 8

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2004...9

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003 10

Unaudited Notes to Pro Forma Consolidated Statements of Operations 11

(c)   Exhibits.

None

To the Partners of
  Behringer Harvard Short-Term Opportunity Fund I, LP:

We have audited the accompanying statement of Revenues and Certain Expenses of Quorum Property (the "Property") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenue and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of Quorum Property for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
September 7, 2004

Quorum Property
Statement of Revenues and Certain Expenses
For the Year Ended December 31, 2003 and the Six Month Periods Ended June 30, 2004 and 2003

	Year Ended December 31, 2003	Six Months Ended June 30, 2004 (unaudited)	Six Months Ended June 30, 2003 (unaudited)
Revenues:			
Rental income	$ 1,358,330	$ 563,849	$ 676,039
Other income	116,857	50,840	71,380
Total revenues	1,475,187	614,689	747,419
Expenses:			
Maintenance and service contracts	180,660	95,734	103,945
Utilities	208,918	123,802	99,230
Management fees	43,828	18,701	25,655
Administrative	59,316	59,528	31,096
Property taxes and insurance	197,153	94,073	142,599
Repairs and maintenance	95,120	35,001	40,992
Salaries	148,512	126,191	78,725
Bad debt	219,164	-	126,912
Leasing expense	34,871	26,916	16,182
Total expenses	1,187,542	579,946	665,336
Revenues in excess of certain expenses	$ 287,645	$ 34,743	$ 82,083

The accompanying notes are an integral part of this statement.

Behringer Harvard Short-Term Opportunity Fund I LP
Notes to the Statement of Revenues and Certain Expenses

1. Basis of Presentation and Summary of Significant Accounting Policies

On July 2, 2004, Behringer Harvard Short-Term Opportunity Fund I LP, (the "Partnership") acquired a seven story office building (the "Quorum Property"), containing approximately 133,799 rental square feet (unaudited), parking garage and nine-lane drive thru bank facility, located on approximately 3.9 acres of land (unaudited) (the "Quorum Property"). The Quorum Property is located in Addison, Texas, a suburb of Dallas, Texas. The contract purchase price of the Quorum Property was $9,100,000, excluding closing costs. The Statement of Revenues and Certain Expenses presents the operations of the Quorum Property for the year ended December 31, 2003.

The accompanying statements have been prepared on the accrual basis of accounting. The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Partnership. The statements are not intended to be a complete presentation of the revenues and expenses of the Property for the year ended December 31, 2003 as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Property have been excluded.

Revenue Recognition
Tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Reimbursement income consists of recoveries of certain operating expenses. Recoveries of certain operating expenses are recognized as revenues in the period the applicable costs are incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2. Leases

The minimum future rentals of tenant leases based on noncancelable operating leases held as of December 31, 2003 are as follows:

2004	$	1,148,654
2005		1,231,094
2006		1,239,732
2007		1,048,854
2008		701,416
Thereafter		1,910,967
Total	$	7,280,717

3.   **Major Tenants**

The following presents rental revenue from tenants who individually represent more than 10% of the Quorum Property's total rental revenue for the year ended December 31, 2003:

		2003
Application Builders	$	189,235
Chase Bank		250,716
Parkway Professional		139,270
Quarry Integrated		142,778

4.   **Statement of Revenues and Certain Expenses for the Six Month Periods Ended June 30, 2004 and 2003**

The statements for the six-month periods ended June 30, 2004 and 2003 are unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statements for the interim period have been included. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year for the operation of the Property.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Financial Information

On July 2, 2004, the Partnership acquired a seven-story office building containing approximately 133,799 rentable square feet, parking garage and nine-lane drive-thru bank facility, located on approximately 3.9 acres of land (the "Quorum Property"). The Quorum Property is located in Addison, Texas, a suburb of Dallas, Texas. The purchase price of the Quorum Property was approximately $9,600,000. The Partnership used an advance of $4,550,000 on a loan amount of up to $7,000,000 (the "Loan") with First American Bank, SSB (the "Lender") to pay a portion of the purchase price and paid the remaining amount from cash on hand.

In the opinion of management of the Partnership, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of June 30, 2004

The following unaudited Pro Forma Condensed Consolidated Balance Sheet is presented as if the Partnership had acquired the Quorum Property as of June 30, 2004. This Pro Forma Condensed Consolidated Balance Sheet should be read in conjunction with the Pro Forma Condensed Consolidated Statement of Operations of the Partnership and the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the six months ended June 30, 2004. The Pro Forma Condensed Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Partnership completed the above transactions on June 30, 2004, nor does it purport to represent the future financial position of the Partnership.

	Historical Amounts as Reported (a)	Pro Forma Adjustments		Pro Forma Total
Assets				
Land	$ 2,913,451	$ 2,196,698	**(b)**	$ 5,110,149
Buildings, net	6,207,964	6,660,281	**(b)**	12,868,245
Real estate intangibles, net	1,466,863	693,422	**(b)**	2,160,285
Total real estate	10,588,278	9,550,401		20,138,679
Cash and cash equivalents	12,197,722	(4,760,565)	**(b)**	7,349,088
		(88,069)	**(c)**	
Restricted cash	2,257,099			2,257,099
Accounts receivable	28,450			28,450
Prepaid expenses and other assets	565,323	230	**(b)**	565,553
Deferred financing fees	229,965	88,069	**(c)**	318,034
Total assets	$ 25,866,837	$ 4,790,066		$ 30,656,903
Liabilities and partners' capital				
Liabilities				
Accounts payable	$ 8,788	$ -		$ 8,788
Payables to affiliates	6,473	-		6,473
Distributions payable	47,775			47,775
Accrued liabilities	402,926	240,066	**(b)**	642,992
Subscriptions for limited partnership units	2,257,096	-		2,257,096
Mortgage payable	6,000,000	4,550,000	**(b)**	10,550,000
Total liabilities	8,723,058	4,790,066		13,513,124
Commitments and contingencies				
Partners' capital				
Limited partners - 11,000,000 units authorized;				
2,024,140 units issued and outstanding	17,143,300	-		17,143,300
General partners	479	-		479
Total partners' capital	17,143,779	-		17,143,779
Total liabilities and partners' capital	$ 25,866,837	$ 4,790,066		$ 30,656,903

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Quorum Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the quarter ended June 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Six months ended June 30, 2004 as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments	Pro Forma Six months ended June 30, 2004
Revenue					
Rental revenue	$ 584,060	$ 186,205	$ 563,849	$ -	$ 1,332,761
		(13,254)	-	11,901 (d)	
Other income	-	31,782	50,840	-	82,622
Total revenues	584,060	204,733	614,689	11,901	1,415,383
Expenses					
Property operating expenses	177,828	71,831	292,387	-	542,046
Property repairs and maintenance	11,083	8,572	130,735	-	150,390
Ground rent	117,633	38,187	-	-	155,820
Real estate taxes	90,544	29,492	78,595	-	198,631
Property and asset management fees	45,759	7,921	18,701	(18,701) (e)	111,984
		6,767	-	27,661 (f)	
		-	-	23,876 (g)	
General and administrative	126,346	-	59,528	-	185,874
Interest Expense	154,224	48,033	-	107,700 (h)	309,957
Depreciation and amortization	236,258	70,878	-	227,106 (i)	534,242
Total expenses	959,675	281,681	579,946	367,642	2,188,944
Interest income	38,996	-	-	-	38,996
Net income (loss)	$ (336,619)	$ (76,948)	$ 34,743	$ (355,741)	$ (734,565)
Allocation of net income (loss):					
Net income (loss) allocated to general partners	$ (9)				$ (21)
Net income (loss) allocated to limited partners	$ (336,610)				$ (734,545)
Weighted average number of limited partnership units outstanding	1,376,478			137,718 (j)	1,514,196
Net income (loss) per limited partnership unit	$ (0.24)				$ (0.49)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Quorum Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Year ended December 31, 2003 As Reported (a)	Prior Acquistion Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Year ended December 31, 2003 Pro Forma
Revenue						
Rental revenue	$ -	$ 1,275,747	$ 1,358,330	$ 23,801	**(d)** $	2,811,688
		153,810	-	-		
Recoverable expenses	-	-	116,857	-		116,857
Total revenues	-	1,429,557	1,475,187	23,801		2,928,545
Expenses						
Property operating expenses	-	158,390	654,006	-		812,396
Property repairs and maintenance	-	120,340	275,780	-		396,120
Ground rent	-	305,496	-	-		305,496
Real estate taxes	-	224,850	154,612	-		379,462
Property and asset management fees	-	67,795	43,828	(43,828)	**(e)**	236,066
		54,136		66,383	**(f)**	
				47,752	**(g)**	
General and administrative	112,789	92,400	59,316	-		264,505
Interest Expense	-	351,040	-	221,752	**(h)**	572,792
Depreciation and amortization	-	567,020	-	454,212	**(i)**	1,021,232
Total expenses	112,789	1,941,467	1,187,542	746,271		3,988,069
Other income	3,608	-	-	-		3,608
Net income (loss)	$ (109,181)	$ (511,910)	$ 287,645	$ (722,470)	$	(1,055,916)
Allocation of net income (loss):						
Net income (loss) allocated to general partners	$ (12)				$	(45)
Net income (loss) allocated to limited partners	$ (109,169)				$	(1,055,871)
Weighted average number of limited partnership units outstanding	92,143			1,257,310 **(j)**		1,349,453
Net income (loss) per limited partnership unit	$ (1.18)				$	(0.78)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Notes to Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

a.   Reflects the Partnership's historical balance sheet as of June 30, 2004.

b.   Reflects the acquisition of the Quorum Property by the Partnership for $9,310,565 including the funding of prepaid assets of $230 and assumed current liabilities and tenant's security deposits of $240,066. The acquisition was funded with $4,760,565 of cash from the Partnership's public offering, $4,550,000 of debt and the acquisition of $240,066 of current liabilities and tenant's security deposits. The Partnership allocated its purchase price to the following tangible and intangible assets and estimated the following remaining useful lives as follows:

Description	Allocation	Weighted Average Estimated Useful Life
Land	$ 2,196,698	-
Building	6,660,281	25 years
Above/below market leases, net	(75,370)	3.2 years
Tenant improvements, leasing commissions & legal fees	163,465	3.2 years
In-place leases	320,984	3.2 years
Tenant relationships	284,343	8.2 years
Other assets	230	-
Other liabilities	(240,066)	-
	$ 9,310,565	

The Partnership allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

The Partnership determines the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. The fair value of above-market and below-market leases are recorded by the Partnership as intangible assets and amortized as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired are further allocated to in-place lease values, in-place tenant improvements, in-place tenant leasing commissions and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease and the Partnership's overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions are based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases includes an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions and the costs to execute similar leases. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, management includes such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

The Partnership amortizes the value of in-place leases, in-place tenant improvements and in-place tenant leasing commissions to expense over the initial term of the respective leases. The value of tenant relationship intangibles are amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the related lease intangibles would be charged to expense.

Amounts allocated to land are derived from appraisals. Amounts allocated to buildings are calculated and recorded as if the building was vacant upon purchase which was calculated as replacement cost less depreciation. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

c.   Reflects financing costs incurred in connection with obtaining the debt.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Notes to Pro Forma Consolidated Statements of Operations

<u>Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2004</u>

a. Reflects the historical operations of the Partnership for the six months ended June 30, 2004.

b. Reflects the pro-forma revenues and expenses for the Woodall Property for the period January 1, 2004 through February 11, 2004, the date of acquisition.

c. Reflects the revenues and expenses of the Quorum Property for the year ended June 30, 2004.

d. Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 38 months.

e. Reflects the reversal of historical property and asset management fees for the Quorum Property.

f. Reflects the property management fees associated with the current management of the Quorum Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

g. Reflects asset management fees associated with the Quorum Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

h. Represents interest expense associated with the $4,550,000 of long-term debt obtained in connection with the purchase of the Quorum Property and amortization of deferred financing costs. The long-term debt bears an interest rate of the prime rate of interest as listed by *The Wall Street Journal* (4% at June 30, 2004), with a floor of 4% per annum and requires monthly interest payments beginning August 1, 2004. Principal and interest (in arrears) are due and payable beginning August 1, 2006 and matures in 2007. The deferred financing costs in the amount of $88,069 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

i. Reflects depreciation and amortization of the Quorum Property using the straight-line method over the estimated useful lives of the assets and liabilities

j. Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Quorum Property and the Woodall Property. The adjustment is computed as follows:

Cash needed to acquire the Quorum Property	$	4,760,565
Cash needed to acquire the Woodall Property		7,114,625
	$	11,875,190
Net cash received from each limited partnership unit issued	$	8.80 [1]
Limited Partnership units needed to purchase Quorum and Woodall Properties		1,349,453
Plus weighted average of actual outstanding units at June 30, 2004 in excess of 1,349,453		164,743
Less historical weighted average units outstanding at June 30, 2004		(1,376,478)
		137,718

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003

a. Reflects the historical operations of the Partnership for the year ended December 31, 2003.

b. Reflects the pro-forma revenues and expenses for the Woodall Rodgers Property as reported on form 8-K/A dated April 26, 2004.

c. Reflects the revenues and expenses of the Quorum Property for the year ended December 31, 2003.

d. Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 38 months.

e. Reflects the reversal of historical property and asset management fees for the Quorum Property.

f. Reflects the property management fees associated with the current management of the Quorum Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

g. Reflects asset management fees associated with the Quorum Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

h. Represents interest expense associated with the $4,550,000 of long-term debt obtained in connection with the purchase of the Quorum Property and amortization of deferred financing costs. The long-term debt bears an interest rate of the prime rate of interest as listed by *The Wall Street Journal* (4% at December 31, 2004), with a floor of 4% per annum and requires monthly interest payments beginning August 1, 2004. Principal and interest (in arrears) are due and payable beginning August 1, 2006 and matures in 2007. The deferred financing costs in the amount of $88,069 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

i.   Reflects depreciation and amortization of the Quorum Property using the straight-line method over the estimated useful lives of the assets and liabilities.

j.   Reflects the acceptance as of January 1, 2003 of 1,349,453 subscriptions needed to purchase the Quorum property and prior acquisitions during the current year.

Cash needed to acquire the Quorum Property	$	4,760,565
Cash needed to acquire the Woodall Property		7,114,625
	$	11,875,190
Net cash received from each limited partnership unit issued	$	8.80 [1]
Limited Partnership units needed to purchase Quorum and Woodall Properties		1,349,453
Less historical weighted average units outstanding at December 31, 2003		(92,143)
		1,257,310

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Short-Term Opportunity Fund I LP

By: **Behringer Harvard Advisors II LP**
Co-General Partner

Dated: September 15, 2004   By: /s/ Gary S. Bresky
                                         Gary S. Bresky
                                         Chief Financial Officer and Treasurer